Exhibit 99.1

MDxHealth Reports Preliminary Fourth Quarter and Full Year 2024 Revenues

and Issues 2025 Revenue Guidance

IRVINE, CA – January 13, 2025 (GlobeNewswire) – MDxHealth SA (NASDAQ: MDXH) (the “Company” or “mdxhealth”), a leading precision diagnostics company, today reported preliminary fourth quarter and full year 2024 revenues and issued 2025 revenue guidance.

The Company expects to report fourth quarter and full year 2024 revenues of approximately $24.7 and $90.0 million, respectively, representing year-over-year growth of 28% for both periods. During the fourth quarter, the Company billed 11,789 tissue-based units and 12,036 liquid-based units, representing growth of 50% and 10%, respectively. For the full year, the Company billed 41,586 tissue-based units and 45,700 liquid-based units, representing growth of 31% and 28%, respectively. Cash balance at year-end was $46.8 million.

The Company is also issuing 2025 revenue guidance of $108-110 million, which represents year-over-year growth of 20-22%, and confirms view of adjusted EBITDA profitability in the first half of this year.

Michael K. McGarrity, CEO of mdxhealth, commented: “We are pleased to report continued execution on our growth strategy, with year-over-year revenue growth of approximately 28%. We are confident that the strength of our sales channel coupled with our expanded menu offering to our urology customer base will continue to drive sustainable growth. Based on our operating discipline, commercial execution, and the underlying growth of our end markets, we anticipate 2025 revenue of $108-110 million, which would represent year-over-year revenue growth of approximately 20-22%.”

About mdxhealth

Mdxhealth is a commercial-stage precision diagnostics company that provides actionable molecular information to personalize patient diagnosis and treatment. The Company’s tests are based on proprietary genomic, epigenetic (methylation) and other molecular technologies and assist physicians with the diagnosis and prognosis of urologic cancers and other urologic diseases. The Company’s U.S. headquarters and laboratory operations are in Irvine, California, with additional laboratory operations in Plano, Texas. European headquarters are in Herstal, Belgium. For more information, visit mdxhealth.com and follow us on social media at: twitter.com/mdxhealth, facebook.com/mdxhealth and linkedin.com/company/mdxhealth.

2025 Reporting Calendar

●	February 26, 2025: 2024 FY results

●	May 14, 2025: Q1-2025 financial results and business update

●	May 29, 2025: Annual general shareholders’ meeting

●	August 14, 2025: Q2-2025 financial results and business update

●	November 12, 2025: Q3-2025 financial results and business update

Financial information and auditor review

The preliminary unaudited financial data for the year ended December 31, 2024 set forth above is derived from preliminary internal financial reports. The Company has not yet finalized its complete results of operations for the year ended December 31, 2024. The Company and its auditors may identify items that would require the Company to make adjustments, some of which could be material, to the preliminary unaudited financial data set forth above.

For more information:

info@mdxhealth.com

LifeSci Advisors (IR & PR)

US: +1 949 271 9223

ir@mdxhealth.com

This press release contains forward-looking statements and estimates with respect to the anticipated future performance of MDxHealth and the market in which it operates, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “potential,” “expect,” “will,” “goal,” “next,” “potential,” “aim,” “explore,” “forward,” “future,” and “believes” as well as similar expressions. Forward-looking statements contained in this release include, but are not limited to, statements regarding expected future operating results; our strategies, positioning, resources, capabilities and expectations for future events or performance; and the anticipated benefits of our acquisitions, including estimated synergies and other financial impacts. Such statements and estimates are based on assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable but may not prove to be correct. Actual events are difficult to predict, may depend upon factors that are beyond the company’s control, and may turn out to be materially different. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, product development efforts, our strategies, positioning, resources, capabilities and expectations for future events or performance. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully and profitably market our products; the acceptance of our products and services by healthcare providers; our ability to achieve and maintain adequate levels of coverage or reimbursement for our current and future solutions we commercialize or may seek to commercialize; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; our ability to obtain and maintain regulatory approvals and comply with applicable regulations; timing, progress and results of our research and development programs; the period over which we estimate our existing cash will be sufficient to fund our future operating expenses and capital expenditure requirements; our ability to remain in compliance with financial covenants made to and make scheduled payments to our creditors; the possibility that the anticipated benefits from our business acquisitions like our acquisition of the Oncotype DX® GPS prostate cancer business will not be realized in full or at all or may take longer to realize than expected; and the amount and nature of competition for our products and services. Other important risks and uncertainties are described in the Risk Factors sections of our most recent Annual Report on Form 20-F and in our other reports filed with the Securities and Exchange Commission. MDxHealth expressly disclaims any obligation to update any such forward-looking statements in this release to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based unless required by law or regulation. This press release does not constitute an offer or invitation for the sale or purchase of securities or assets of MDxHealth in any jurisdiction. No securities of MDxHealth may be offered or sold within the United States without registration under the U.S. Securities Act of 1933, as amended, or in compliance with an exemption therefrom, and in accordance with any applicable U.S. securities laws.

Non-IFRS Measures. The Company’s reference to adjusted EBITDA is a forward-looking statement about the Company’s future financial performance, and is a non-IFRS measure that excludes a number of expense items that are included in net loss, including adjustments for items like stock-based compensation, acquisition and integration costs, impairment of long-lived assets, fair-value adjustment, loan extinguishment costs, as well as other non-operating, non-recurring expenses that are difficult to predict for future periods because the nature of the adjustments pertain to events that have not yet occurred. As a result, positive adjusted EBITDA may be achieved while a significant net loss persists. Non-IFRS financial information has limitations as an analytical tool and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS, and such information is referenced for supplemental information purposes only. Management does not forecast many of the excluded items for internal use, as these are difficult to predict for future periods because the nature of the adjustments pertain to events that have not yet occurred. Information reconciling forward-looking non-IFRS measures to IFRS measures is therefore not available without unreasonable effort, and is not provided. The occurrence, timing, and amount of any of the items excluded from IFRS to calculate non-IFRS measures could significantly impact the Company’s IFRS results.

NOTE: The mdxhealth logo, mdxhealth, Confirm mdx, Select mdx, Resolve mdx, Genomic Prostate Score, GPS and Monitor mdx are trademarks or registered trademarks of MDxHealth SA. The GPS test was formerly known as and is frequently referenced in guidelines, coverage policies, reimbursement decisions, manuscripts and other literature as Oncotype DX Prostate, Oncotype DX GPS, Oncotype DX Genomic Prostate Score, and Oncotype Dx Prostate Cancer Assay, among others. The Oncotype DX trademark, and all other trademarks and service marks, are the property of their respective owners.